

February 5, 2013

Via E-mail
Theodore M. Wright
Chief Executive Officer and President
Conn's, Inc.
4055 Technology Forest Blvd., Suite 210
The Woodlands, TX 77381

> **Re: Conn's Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2012**
> **Filed April 12, 2012**
> **Response dated January 14, 2013**
> **File No. 1-34956**

Dear Mr. Wright:

We have reviewed your response dated January 14, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Allowance for Doubtful Accounts, page 72

1. We reviewed your response to comment 5 in our letter December 31, 2012. Please provide us with your analysis of the required allowance for doubtful accounts based on your projection model for the most recent year. The analysis should reflect outstanding receivables stratified by days delinquent as well as your projection of future monthly delinquency balances by delinquency bucket and related charge-offs over the next 12-month period. In addition, please provide a comparison of the analysis to your historical and expected collection trends by delinquency bucket.

2. In addition, we understand that you determine the reserve based on the actual receivable balances stratified by delinquency bucket and that a deterioration or improvement in the aging influences the recorded level of reserves. Please provide us with your analysis of your receivables by delinquency bucket and the related reserves for each of past three years, and

explain how the actual historical loss ratios are considered in calculating the required reserves. Please also include a discussion of trends and the reasons for significant fluctuations in the reserves by delinquency bucket for the three-year period. In addition, tell us whether you cease collection efforts when an account is charged off and, if not, the methods you use to recover charged off accounts.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief